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                                                Filed by Tyco International Ltd.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                            Subject Company: Sensormatic Electronics Corporation
                       File Number for Related Registration Statement: 333-68240

FOR IMMEDIATE RELEASE
(Thursday, October 11, 2001)

CONTACTS:

Investor Relations                     Media Relations
R. Jackson Blackstock                  Maryanne Kane
Senior Vice President                  Chief Communications Officer
Tyco International (US), Inc.          Tyco International (US) Inc.
212-424-1344                           603-778-9700/508-747-0800

Thomas F. Donahue                      Debora S. Coller
Corporate Vice President               Vice President, Corporate Communications
Treasurer and Investor Relations       Sensormatic Electronics Corp.
Sensormatic Electronics Corp.          561-989-7035
561-989-7912

               TYCO ACCEPTS SHARES IN SENSORMATIC EXCHANGE OFFER;
                SUBSEQUENT OFFERING PERIOD UNTIL OCTOBER 17, 2001

Pembroke, Bermuda and Boca Raton, FL, October 11, 2001 - Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and Sensormatic Electronics Corporation (NYSE: SRM), a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces, today announced that Tyco Acquisition Corp. XXIV (NV), a subsidiary of Tyco, has accepted for exchange all shares properly tendered in Tyco Acquisition's offer for the outstanding common shares of Sensormatic through the initial expiration time of midnight, New York City time, on Wednesday October 10, 2001.

Tyco Acquisition was advised by Mellon Investor Services, the exchange agent for the offer, that, as of midnight, New York City time, on Wednesday, October 10, 2001, a total of approximately 83 million Sensormatic common shares were tendered in the offer (including shares delivered through notice of guaranteed delivery), which constitutes approximately 86% of the total number of fully-diluted Sensormatic common shares as of such date.

The exchange ratio for the offer is 0.5189 of a Tyco common share for each Sensormatic common share.

Tyco also announced that Tyco Acquisition is providing a subsequent offering period for all remaining Sensormatic common shares which will expire at 5:00 p.m., New York City time, on Wednesday, October 17, 2001 unless further extended. All shares tendered during this

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subsequent offering period will be promptly accepted for exchange at the 0.5189 exchange ratio. There will be no withdrawal rights during this subsequent offering period.

As soon as practicable after the expiration of the subsequent offering period and the conversion or redemption of all Sensormatic preferred shares, Sensormatic will be merged with and into Tyco Acquisition with the surviving company becoming a wholly-owned subsidiary of Tyco. If after the expiration of the subsequent offering period and the conversion or redemption of the Sensormatic preferred shares Tyco Acquisition has acquired at least 90% of the then outstanding Sensormatic common shares, the merger will be accomplished under short-form merger procedures without a vote of Sensormatic stockholders. In the merger, stockholders will receive the same consideration of 0.5189 of a Tyco common share per Sensormatic common share as received by stockholders in the offer.

Sensormatic is today sending a notice to the record holders of its preferred shares that on November 12, 2001, all outstanding Sensormatic preferred shares will be redeemed for an aggregate price, including dividends accruing through the redemption date, of $261.171 per preferred share ($26.117 per related depositary share). Prior to 5:00 p.m., New York City time, on November 9, 2001, Sensormatic preferred shares may be converted into Sensormatic common shares at a conversion price of $19.52 per common share. Preferred shares may also be converted, and the common shares issuable upon conversion tendered, during the subsequent offering period referred to above.

ABOUT SENSORMATIC

Sensormatic Electronics Corporation (NYSE: SRM) is a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces. Sensormatic is also the leader in integrated source tagging - a process where consumer goods manufacturers apply anti-theft tags at the point of packaging or manufacturing. The company is also the Official Electronic Security Supplier and a sponsor of the 2002 Winter Olympic Games in Salt Lake City, Utah and a sponsor of the U.S. Olympic Team through the year 2004.

ABOUT TYCO INTERNATIONAL

Tyco International Ltd. (NYSE:TYC, LSE:TYI, BSE:TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in medical device products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and had reported fiscal 2000 sales of $28.9 billion.

Investors are advised to read the registration statement on Form S-4, as amended, the Schedule TO, as amended, the final prospectus and other documents relating to the exchange offer that have been or will be filed by Tyco with the SEC and Sensormatic stockholders are urged to read the related solicitation/recommendation statement on Schedule 14D-9, as amended, that has been or will be filed by Sensormatic with the SEC. Free copies of these documents and other documents filed by Tyco and Sensormatic with the SEC may be obtained at the SEC's web site at


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www.sec.gov. These documents contain important information which should be read carefully before any decision is made with respect to the exchange offer and the merger. These documents may also be obtained for free from Tyco or from Sensormatic by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to Sensormatic Electronics Corporation, 951 Yamato Road, Boca Raton, FL 33431, tel: (561) 989-7000.

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).